Mail Stop 3010

Via U.S. Mail and Facsimile 205.969.3756

Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **Schedule 14A**
> **Filed April 21, 2009**
> **File No. 1-32559**

Dear Mr. Hamner:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

R. Steven Hamner
Medical Properties Trust, Inc.
September 28, 2009
Page 2

Form 10-K for the fiscal year ended December 31, 2008 filed March 13, 2009

Item 1. Business

Significant Tenants, page 3

1.   We note that affiliates of Prime and Vibra are your two significant tenants. Please
        tell us the material principal provisions of the lease and mortgage arrangements
        with the noted tenants. Similar disclosure should be provided in future filings.

Item 1A. Risk Factors

Most of our current tenants have, and prospective tenants may have, an option to
purchase…., page 9

2.   Please tell us number of properties subject to the purchase options and their terms.
        Also, tell us the formula used to determine the value at sale and how such sales
        could be affected by regulatory authorities. Similar disclosure should be provided
        in your Item 1 disclosure in future filings.

Item 2. Properties, page 21

3.   Please provide us with a schedule of lease expirations on a portfolio basis. For
        each of the ten years starting with your last fiscal year, disclose the number of
        tenants whose leases will expire, the total area in square feet or number of beds
        covered by such leases, the annual rental represented by such leases, and the
        percentage of gross annual rental represented by such leases. Similar disclosure
        should be provided in future filings. Otherwise, please tell us why this disclosure
        is not material.

4.   Please tell us the rent per bed or square foot for your portfolio and provide similar
        disclosure in future filings. Also, provide similar disclosure specifically for your
        two significant tenants.

Item 8. Financial Statements and Supplementary Data

General

5.   Your disclosure within Results of Operations section of your MD&A indicates
        that assets leased and loaned to Vibra Healthcare, LLC comprised 10.6% of your
        total assets as of December 31, 2008. Please tell us what consideration, if any,
        you gave to providing summarized financial information of Vibra. Refer to SAB
        Topic 1.I.

Notes to Consolidated Financial Statements

3. Real Estate and Loans Receivable, page 51

6.   Please provide us with your significance tests used to determine whether the acquisition of 20 properties from a single seller during the second and third quarters of 2008 required you to furnish financial statements under Rule 3-05 of Regulation S-X.

7. Stock Awards, page 59

7.   Within your tabular disclosure of restricted equity awards activity in 2008 and 2007, you reconcile the amount of awards outstanding as of the end of the year, indicating as a reconciling item the amount vested during the year. It is unclear if you are attempting to reconcile the amount of awards that are outstanding and available for grant or whether you are reconciling the amount of awards that are to vest over the requisite service period. Please advise.

Item 15. Exhibits and Financial Statement Schedules

Exhibits

8.   We note that exhibit 10.55, the revolving credit and term loan agreement, only lists and does not include the exhibits and schedules listed in the table of contents. Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules to the credit agreement.

Exhibits 31.1 and 31.2

9.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note that you have made certain modifications to the exact form of the required certifications including modifying the language "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these and other modifications within your abbreviated amendment and in future filings, as certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect regardless of whether the filing is an annual or quarterly filing.

Schedule 14A filed April 21, 2009

Compensation Discussion and Analysis, page 14

10.   We note your disclosure that you target your officers' compensation to be at approximately the 75th percentile in comparison to your peers. We also note your disclosure that SMG advised the compensation committee that your growth in FFO during 2008 placed you at the 89th percentile of your peer group and the compensation committee considered this and other qualitative factors in the determination of the portion of each executive's incentive bonus that was based on individual contributions. Please tell us where each component of your officer's actual compensation fell for 2008 in comparison to the peer group. Provide similar disclosure in future filings.

Base Salary, page 16

11.   Please provide us with a detailed discussion of the factors and considerations for each named executive officer that lead to that individual's base salary for last year. Provide similar disclosure in future filings.

Annual Bonus and Non-Equity Incentive Plan Compensation, page 16

12.   Please provide us with a detailed discussion of the how your actual corporate performance measured up to the levels disclosed on page 16 that lead to the amounts awarded to each officer. Provide similar disclosure in future filings.

13.   To the extent that officers received additional bonus amounts, discuss the consideration applied to each named officer that resulted in the amounts awarded. Provide similar disclosure in future filings.

14.   Please tell us how portfolio and geographic diversification are measured. Provide similar disclosure in future filings.

Long-Term Incentive Awards, page 17

15.   Please provide us with a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such awards. Provide similar disclosure in future filings.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at 202.551.3386 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief